As filed with the Securities and Exchange Commission on November 1, 2016.

File No. 001-36400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 8
to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Ashford Inc.
(Exact name of registrant as specified in its charter)

Maryland	46-5292553
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14185 Dallas Parkway, Suite 1100 Dallas, Texas	75254
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:

(972) 490-9600

Copies to:

David A. Brooks Ashford Inc. 14185 Dallas Parkway, Suite 1100 Dallas, Texas 75254 (972) 490-9600	Richard M. Brand Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504-5757

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	NYSE MKT

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☒

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

EXPLANATORY NOTE

Effective as of October 31, 2016, Ashford Inc. changed its state of incorporation from Delaware to Maryland. This reincorporation was effectuated by a merger (the “Reincorporation Merger”) of Ashford Inc., a Delaware corporation (“Ashford Delaware”), with and into Ashford Inc., a Maryland corporation (“Ashford Maryland”), then a wholly owned Maryland subsidiary established for such purpose. The Reincorporation Merger was approved by the requisite vote of stockholders at Ashford Delaware’s Special Meeting of Stockholders on October 27, 2016. As a result of the Reincorporation Merger, Ashford Maryland is deemed to be the successor issuer of Ashford Delaware under Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Ashford Delaware and Ashford Maryland, as issuer and successor issuer, respectively, under Rule 12g-3 of the Exchange Act, are collectively referred to herein as the “Registrant.”

The Registrant is filing this Amendment No. 8 to Form 10 (the “Registration Statement”), pursuant to Rule 414 under the Securities Act of 1933, as amended (the “Securities Act”), solely to update the Registration Statement as a result of the Registrant’s reincorporation in the State of Maryland from the State of Delaware pursuant to the Reincorporation Merger.

In accordance with Rule 414(d) under the Securities Act, except as modified by this Amendment No. 8, the Registrant, as successor issuer to Ashford Delaware pursuant to Rule 12g-3 of the Exchange Act, hereby expressly adopts the Registration Statement as its own registration statement for all purposes of the Securities Act and the Exchange Act.

ASHFORD INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 11. Description of Registrant’s Securities to be Registered.

General

We are incorporated under the laws of the State of Maryland. The rights of our stockholders are governed by the Maryland General Corporation Law (the “MGCL”), our articles of incorporation (the “Charter”) and our bylaws (the “Bylaws”).

Authorized Stock

Under the Charter, our authorized capital stock consists of 200,000,000 shares, consisting of (i)  100,000,000 shares of common stock, par value $0.01 per share, (ii) 50,000,000 shares of blank check common stock, par value $0.01 per share, (iii) 2,000,000 shares of Series A preferred stock, par value $0.01 per share (which is reserved for issuance under our stockholder rights plan), and (iv) 48,000,000 shares of undesignated preferred stock, par value $0.01 per share.

Common Stock

All shares of our common stock, when issued, are duly authorized, fully paid and nonassessable.

Under the MGCL, the Registrant is permitted to pay dividends to its stockholders from time to time as authorized by the board of directors. However, no dividend or other distribution may be made if, after giving effect to the distribution (1) the Registrant would not be able to pay its debts as they become due in the usual course of business, or (2) the Registrant’s total assets would be less than the sum of its total liabilities plus amounts payable to stockholders having preferential rights to assets in the event of dissolution of the Registrant (unless the charter provides otherwise with respect to any class of capital stock having a preference upon liquidation). Additionally, the MGCL creates an exception to the balance sheet requirement described in clause (2) of the preceding sentence to enable a Maryland corporation that can continue to pay its debts as they become due in the usual course of business to pay a dividend from net earnings for the current fiscal year, net earnings for the preceding fiscal year, or the sum of net earnings for the preceding eight fiscal quarters.

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of our blank check common stock or our preferred stock.

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock possess the exclusive voting power. There is no cumulative voting in the election of our board of directors, which means that the holders of a plurality of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares are not able to elect any directors.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any securities of the Registrant. Shares of our common stock have equal dividend, liquidation and other rights.

In connection with the Reincorporation Merger, the Registrant adopted a new specimen common stock certificate to reflect the reincorporation of the Registrant to Maryland pursuant to the Reincorporation Merger, which certificate is attached hereto as Exhibit 4.1.

Blank Check Common Stock

Our Charter authorizes our board of directors, without further action by our stockholders, to provide out of the unissued shares of blank check common stock for one or more series of blank check common stock and with respect to such series, to set the number of shares constituting such series, the designation of such series, the terms, preferences and relative, participating, optional and other special rights, if any, voting powers, if any, restrictions, limitations and qualifications thereof, if any including, without limitation, the authority to provide that any such series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, including without limitation a condition that relates to the performance of specified assets or a specified line or lines of business, and at such times, and payable in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of all or specified assets of, or a specified line of our business; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of our stock, at such price or prices or at such rates of exchange and with such adjustments. Thus, our board of directors could authorize the issuance of shares of blank check common stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of the Registrant that might involve a premium price for holders of our common stock or that stockholders believe may be in their best interests. In addition, our board may issue blank check common stock with voting or other rights that, if exercised, could adversely affect the voting power of the holders of our common stock or could adversely affect the economic rights of the holders of our common stock, in general or with respect to specified assets or a specified line or lines of our business.

Preferred Stock

Our Charter authorizes our board of directors, without further action by our stockholders, to provide out of the unissued shares of preferred stock for series of preferred stock and with respect to such series, to set the number of shares constituting such series, the designation of such series, the terms, preferences and relative, participating, optional and other special rights, if any, voting powers, if any, restrictions, limitations and qualifications thereof including, without limitation, the authority to provide that any such series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of our assets; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of our stock, at such price or prices or at such rates of exchange and with such adjustments. Thus, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of the Registrant that might involve a premium price for holders of our common stock or that stockholders believe may be in their best interests. In addition, our board may issue preferred stock with voting or other rights that, if exercised, could adversely affect the voting power of the holders of our common stock or could adversely affect the economic rights of the holders of our common stock, in general or with respect to specified assets or a specified line or lines of our business.

Stockholder Rights Plan

On November 16, 2014, our board of directors adopted a shareholder rights plan, as amended and restated on August 12, 2015 (the “Rights Plan”). Pursuant to the Rights Plan, our board of directors declared a dividend of one preferred share purchase right (a “Right”) payable on November 27, 2014, for each outstanding share of common stock outstanding on November 27, 2014 to the stockholders of record on that date. Each Right initially entitles the registered holder to purchase from the Registrant one one-thousandth of a share of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Registrant, at a price of $275 per one one-thousandth of a share of Series A Preferred Stock represented by a Right, subject to adjustment. The Rights become exercisable upon certain conditions set forth in the rights agreement. At any time prior to the time any person or group becomes an Acquiring Person (as defined in the rights agreement), the board of directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. The value of the Rights is de minimis.

On February 25, 2015, our board of directors extended the expiration date until the date of our 2015 annual stockholder meeting, at which time the stockholders approved further extension of the expiration date to February 25, 2018. On October 31, 2016, the Registrant entered into Amendment No. 1 (the “Rights Plan Amendment”) to the Rights Plan. Pursuant to the Rights Plan Amendment, the Rights Plan was amended to make such changes as were necessary to reflect the reincorporation of the Registrant to Maryland pursuant to the Reincorporation Merger and which do not adversely affect the interests of the holders of the Rights.

Transfer Agent

The registrar and transfer agent for our common stock is Computershare Trust Company, N.A.

NYSE MKT Listing

Our common stock is listed on NYSE MKT under the symbol “AINC.”

Anti-Takeover Effects of Maryland Law, Our Articles of Incorporation and Our Bylaws

The following is a summary of certain provisions of the Charter and the Bylaws that may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Authorized but Unissued Shares. The authorized but unissued shares of our common stock, our blank check common stock and our preferred stock are available for future issuance without obtaining stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Further, the terms of any future issuances of blank check common stock or preferred stock may be established and such shares may be issued without stockholder approval and may include voting rights which are greater or lesser than the common stock or other series of blank check common stock or preferred stock, or, in the case of preferred stock, other rights and preferences superior to the rights of the holders of common stock. The existence of authorized but unissued shares of our common stock, blank check common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Maryland Business Combination Statute. The MGCL contains a business combination statute. The Maryland business combination statute prohibits a business combination between a corporation and an interested stockholder (one who beneficially owns 10% or more of the voting power) for a period of five years after the interested stockholder first becomes an interested stockholder, unless the transaction has been approved by the board of directors before the interested stockholder became an interested stockholder or the corporation has exempted itself from the statute. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless (1) the transaction has been recommended by the board of directors and (2) the transaction has been approved by (a) 80% of the outstanding shares entitled to be cast and (b) two-thirds of the votes entitled to be cast other than shares owned by the interested stockholder. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.

A Maryland corporation may elect not to be governed by the business combination statute through a charter provision or board resolution. The board of directors of the Registrant has adopted a resolution exempting any business combination between the Registrant, on the one hand, and any of (i) Archie Bennett, (ii) Monty Bennett, (iii) any present or future affiliate or associate of Archie Bennett or Monty Bennett, (iv) Ashford Hospitality Trust, Inc. (“Ashford Trust”), (v) Ashford Hospitality Prime, Inc. (“Ashford Prime”), or (vi) any other entity that is advised by the Registrant or its controlled affiliates through an advisory agreement, on the other hand; provided, that such business combination is first approved by the board of directors of the Registrant.

Maryland Control Share Acquisition Statute.  The Maryland Code contains a control share acquisition statute which, in general terms, provides that when a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by stockholders of the voting rights with respect to shares acquired in a control share acquisition must be obtained before the acquiring stockholder may vote those shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees of the corporation who are also directors of the corporation. Generally, if voting rights are not approved, the corporation may redeem the shares acquired in the control share acquisition. A corporation may, however, opt out of the control share statute through a charter or bylaws provision. The Bylaws provide that the Maryland control share acquisition statute shall not apply to any Control Share Acquisitions (as defined in Title 3, Subtitle 7 of the Maryland Code) by (i) Archie Bennett, (ii) Monty Bennett, (iii) any present or future affiliate or associate of Archie Bennett or Monty Bennett, (iv) Ashford Trust, (v) Ashford Prime, or (vi) any other entity that is advised by the Registrant or its controlled affiliates through an advisory agreement.

Unsolicited Takeovers.  Subtitle 8 of Title 3 of the MGCL, also known as the Maryland Unsolicited Takeover Act (“MUTA”), permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to be subject to any or all of five provisions, including (i) dividing the board of directors into up to 3 classes, and designating directors to serve the full terms of the classes to which they are designated; (ii) a two-thirds vote of outstanding shares to remove a director; (iii) a requirement that the number of directors be fixed only by vote of the board of directors; (iv) a requirement that a vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; and (v) a provision that a special meeting of stockholders must be called upon stockholder request only on the written request of stockholders entitled to cast a majority of the votes entitled to be cast at the meeting. Subtitle 8 also permits the charter or a board resolution to prohibit the corporation from electing to be subject to any or all provisions of the Subtitle. The Registrant has not opted out of MUTA. Through provisions unrelated to MUTA, the Charter provides that directors may be removed only for cause and only by the vote of stockholders entitled to cast 80% of the outstanding voting power and provides that stockholder-called special meetings may be called at the request of stockholders entitled to cast a majority of the outstanding voting power.

Ability of our Stockholders to Call Special Meetings of Stockholders. Under the MGCL, the board of directors, the president and any other person specified in the Charter or the Bylaws may call a special meeting. Pursuant to the Charter and the Bylaws, the chairman of the board or the chief executive officer may call a special meeting of stockholders, and the chief executive officer or the secretary shall call a special meeting of the stockholders at the request of a majority of the members of the board of directors or upon the written request of the holders of at least a majority of the voting power of the then issued and outstanding shares of capital stock of the Registrant.

Action by Written Consent. Under the MGCL, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting by unanimous consent. Alternatively, if authorized by the charter, the holders of common stock entitled to vote generally in the election of directors may take action or consent to any action by delivering a consent in writing (or by electronic transmission) of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting. The Charter does not include such a provision, with the effect that stockholders of the Registrant may only act by unanimous written consent.

Forum Selection Clause. Under our Charter, unless otherwise agreed by us in writing, the Circuit Court for Baltimore City, Maryland is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the MGCL or the Charter or the Bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine.

Other Provisions of Our Charter. The MGCL provides that the stockholders of a corporation may remove any director, with or without cause, by the affirmative vote of a majority of all votes entitled to be cast generally for the election of directors, unless the charter provides otherwise. Unless the charter provides otherwise, if the holders of any class or series are entitled separately to elect one or more directors, such a director may not be removed without cause except by the affirmative vote of a majority of all the votes of that class or series. The Charter provides that, subject to the rights of any series of preferred stock, a director may be removed only for cause and only by the affirmative vote of at least 80% of the votes entitled to be cast generally in the election of directors.

Under the MGCL, the power to adopt, alter or repeal the bylaws of a Maryland corporation is vested in the stockholders except to the extent that the charter or bylaws vests such power in the board of directors. The Bylaws provide that either the holders of a majority of the voting power of the outstanding capital stock or the board of directors have the power to adopt, alter or repeal any provision of the Bylaws and to make new bylaws.

Certain Corporate Opportunities and Conflict

All of our executive officers are also executive officers of Ashford Trust and Ashford Prime, and one of our directors is also a director of Ashford Trust and Ashford Prime.  The Charter provides that certain directors and officers of the Registrant (the “Overlap Persons”) may serve as directors, officers, employees, consultants and agents of Ashford Trust and Ashford Prime and their respective subsidiaries and successors (each of the foregoing is an “Other Entity”) and provide that if a director or officer of the Registrant who is an Overlap Person is presented or offered, or otherwise acquires knowledge of, a potential transaction or matter that may constitute or present a business opportunity for the Registrant or any of its subsidiaries, in which the Registrant or any of its subsidiaries could have an interest or expectancy (any such transaction or matter, and any such actual or potential business opportunity, a “Potential Business Opportunity”):

(i)        such Overlap Person will, to the fullest extent permitted by law, have no duty or obligation to refrain from referring such Potential Business Opportunity to any Other Entity and, if such Overlap Person refers such Potential Business Opportunity to any Other Entity, such Overlap Person, to the fullest extent permitted by law, shall have no duty or obligation to refer such Potential Business Opportunity to the Registrant or to any of its subsidiaries or to give any notice to the Registrant or to any of its subsidiaries regarding such Potential Business Opportunity (or any matter related thereto);

(ii)       if such Overlap Person refers such Potential Business Opportunity to any Other Entity, such Overlap Person, to the fullest extent permitted by law, will not be liable to the Registrant or to any of its subsidiaries, as a director, officer, stockholder or otherwise, for any failure to refer such Potential Business Opportunity to the Registrant, or for referring such Potential Business Opportunity to any Other Entity, or for any failure to give any notice to the Registrant regarding such Potential Business Opportunity or any matter relating thereto;

(iii)      any Other Entity may participate, engage or invest in any such Potential Business Opportunity notwithstanding that such Potential Business Opportunity may have been referred to such Other Entity by an Overlap Person; and

(iv)      if a director or officer who is an Overlap Person refers a Potential Business Opportunity to any Other Entity, then, as between the Registrant and/or its subsidiaries on the one hand, and such Other Entity, on the other hand, the Registrant and its subsidiaries, to the fullest extent permitted by law, shall be deemed to have renounced any interest, expectancy or right in or to such Potential Business Opportunity or to receive any income or proceeds derived therefrom solely as a result of such Overlap Person having been presented or offered, or otherwise acquiring knowledge of such Potential Business Opportunity;

unless in each case referred to in clause (i), (ii), (iii) or (iv), the opportunity was offered to such Overlap Person exclusively in his or her capacity as a director or officer of the Registrant (an opportunity meeting all of such conditions, a “Restricted Potential Business Opportunity”). In the Charter, the Registrant renounces to the fullest extent permitted by law, any interest or expectancy in any Potential Business Opportunity that is not a Restricted Potential Business Opportunity. In the event that our board of directors declines to pursue a Potential Business Opportunity, the Overlap Persons are free to refer such Potential Business Opportunity to any Other Entity.

Limitation on Personal Liability

Consistent with the MGCL, the Charter provides that no director or officer of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages except for liability (i) to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty, and was material to the cause of action adjudicated in the proceeding.

The foregoing description of the Registrant’s common stock does not purport to be complete and is qualified in its entirety by reference to the Charter and the Bylaws, copies of which are filed as exhibits to the Registrant’s Current Report on Form 8-K filed on November 1, 2016, and which are hereby incorporated herein by reference, as well as to the relevant provisions of Maryland law, including the MGCL.

Item 12. Indemnification of Directors and Officers.

The MGCL permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred unless it is established that (1) the act or omission of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with active and deliberate dishonesty, (2) the person actually received an improper personal benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful. The MGCL provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. The MGCL also provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit in which the person was found liable on the grounds that personal benefit was improperly received. The person found liable in the derivative proceeding or in the proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification for expenses if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. The MGCL provides that unless otherwise provided in the corporation’s charter, a director who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses.

The MGCL provides that reasonable expenses incurred by a director who is a party to a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if the corporation receives a written affirmation from the person to receive the advancement of that person’s good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by the person to repay the advanced amount if it is ultimately determined that he or she has not met the standard of conduct.

The Charter and the Bylaws generally provide for the indemnification of the Registrant’s directors and officers and, with the with the approval of the Registrant’s board of directors, the Registrant’s employees and agents, to the fullest extent permitted by the MGCL.

Item 15. Financial Statements and Exhibits.

(b) Exhibits

Exhibit No.	Description

3.1

Amended and Restated Articles of Incorporation of Ashford Inc., a Maryland corporation, as filed with the Department of Assessments and Taxation of the State of Maryland on October 28, 2016 (incorporated herein by reference to Exhibit 3.1 to Ashford Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2016).

3.2

Bylaws of Ashford Inc., a Maryland corporation (incorporated herein by reference to Exhibit 3.2 to Ashford Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 1, 2016).

4.1	Specimen Common Stock Certificate of Ashford Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ASHFORD INC.

By:	/s/ David A. Brooks
Name: David A. Brooks
Title: Chief Operating Officer and General Counsel

Date: November 1, 2016